Filed by Social Capital Hedosophia Holdings Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Virgin Galactic

Commission File No. 001-38202

Dear all,

Firstly I hope everyone had a great 4th July holiday and enjoyed a well-deserved break with family and friends.

Some of you will have noticed that for the last few weeks I have been hinting at a big piece of good news coming.  Some of you may even remember that I mentioned at the March 6 All Hands meeting that we had signed a term sheet with another party and were working on something big.  Well, today we can finally share the news, after many months of great work by the team.

I have now joined Richard in New York for this exciting announcement which has just gone live and represents another major first for Virgin Galactic and TSC.

In short, we can all be very proud that we have taken the first steps required to become the first and only publicly traded commercial human spaceflight company!

You can read the details of the announcement in the full press release HERE, as well as Richard’s thoughts HERE.

We plan to have an All Hands meeting on Thursday morning when we can talk in more detail and answer individual questions.

In the meantime, let me give you the summary context and key points:

Why and Why Now?

•	Having invested more than $1bn in Virgin Galactic and The Spaceship Company, and with the project maturing, we have been considering various investment options.
•	With the clearing of the huge technical milestone which came from demonstrating Unity’s full flight profile with two trips to space, and the subsequent decision that we were ready to move the VG operational team to Spaceport America, we were presented with a few options, and have decided this is the best course for the business.
•	Richard has always wanted to take Virgin Galactic and The Spaceship Company public at some stage. As he says: We know that millions of people are deeply inspired by human spaceflight, would love to become more involved and, ultimately experience space for themselves. By taking Virgin Galactic and The Spaceship Company public, at this advanced point in its development, we can open space to more investors and in doing so, open space to thousands of new astronauts.

How is it going to Work?

•	Rather than take Virgin Galactic and The Spaceship Company through a traditional IPO, with the greater cost and disruption that comes with that, we are effectively structuring a “reverse IPO” by merging with an existing, publicly traded investment vehicle – or to be precise a Special Purchase Acquisition Company (SPAC for short) called Social Capital Hedosophia (SCH)
•	SCH currently holds approximately $700 million in cash, and ours will be the only deal that it does with its assets.
•	SPAC’s are specifically set up and funded by their underlying investors with the purpose of first identifying and then merging with companies that offer attractive business opportunities.
•	The leadership of SCH includes Chamath Palihapitiya and Adam Bain – both well-known and successful US business leaders who will remain on Virgin Galactic’s board after the close. Having got to know each other over the past few months, the merger between Virgin Galactic and SCH has now been agreed and announced, with current SCH investors expected to own up to 49% of Virgin Galactic (and The Spaceship Company) at closing.
•	While Virgin Galactic and The Spaceship Company is included in the deal, Virgin Orbit is not.

What does this mean for the business?

•	The transaction will provide the additional capital required to meet our operational objectives as we transition from test to commercial operations and ultimately to a profitable enterprise.
•	The deal is expected to be completed later in the year, subject to approval by SCH’s shareholders and other customary closing conditions.
•	During this period, and of course beyond, it is more important than ever to focus on executing our operational plans

What happens to our existing incentive plans and will be getting options in the new company?

•	We will discuss this more at the All Hands, but there will be an option plan in place for all employees, with the advantage of the liquidity that comes from a publicly traded company.

The announcement today is a vote of confidence from the investment community in our industry, our company and most importantly, in your amazing achievements.  This is another historic day in our incredible journey and I could not be more proud to be representing you all here as the Virgin Galactic and TSC family embarks on this next chapter.

This milestone could not have happened without the hard work of many people, but I would like to particularly call out the tireless work of the finance, legal, people, IT, communications, commercial, and executive teams.

Ad astra!

George

IMPORTANT LEGAL INFORMATION

Additional Information and Where to Find It

This communication includes information relating to a proposed business combination transaction between Virgin Galactic (“VG”) and SCH. This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. SCH intends to file a registration statement on Form S-4 with the U.S. Securities and Exchange Commission (the “SEC”), which will include a document that serves as a prospectus and proxy statement of SCH, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all SCH shareholders. SCH also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of SCH are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by SCH through the website maintained by the SEC at www.sec.gov.

The documents filed by SCH with the SEC also may be obtained free of charge at SCH’s website at http://www.socialcapitalhedosophiaholdings.com/docs.html or upon written request to 120 Hawthorne Avenue Palo Alto, California 94301.

Participants in Solicitation

SCH and its respective directors and executive officers may be deemed to be participants in the solicitation of proxies from SCH’s shareholders in connection with the proposed transaction. Information about SCH’s directors and executive officers and their ownership of SCH’s securities is set forth in SCH’s Annual Report on Form 10-K filed with the SEC on March 18, 2019. To the extent that holdings of SCH’s securities have changed since the amounts reported in SCH’s Annual Report, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between VG and SCH. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of SCH’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, the registration statement on Form S-4 discussed above and other documents filed by SCH from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and VG and SCH assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither VG nor SCH gives any assurance that either VG or SCH will achieve its expectations.